SNIPP INTERACTIVE INC.

SNIPP RENEWS CONTRACT FOR NATIONAL LOYALTY REWARDS PROGRAM

WITH KLEIN TOOLS

October 01, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rewards, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that it has secured a one year contract renewal on a multi-channel nationwide loyalty program for Klein Tools, a leading manufacturer of professional hand tools and protective equipment.

Atul Sabharwal, CEO of Snipp, said, “We are very pleased to continue and expand our relationship with Klein Tools. The program was one of the first in the U.S. to use our integrated brand loyalty solution, which combined our SnippLoyalty platform with the SnippCheck receipt-processing engine. This contract renewal is a testament to the performance and efficacy of the platform, which is unique in its ability to incentivize both engagement and transactions for multi-channel brands. We continue to add functionality to the platform to increase digital customer engagement and enable brands to track and measure customer engagement levels.”

The Klein Tradesman Club™ program was set up to incentivize and reward customers of Klein Tools. Consumers who purchase any Klein Tools product can submit their receipt via email, SMS, web upload or through the Klein Tools’ app. They earn one point for each dollar spent on Klein Tools products and can redeem their points for Klein branded merchandise. Receipt upload, account management and redemption are all done directly through the Klein Tools app.

Bryan McGraw, Director of E-Business Klein Tools, said, “From a marketing perspective, we are excited to partner with Snipp to bridge our Klein Tradesman Club program and our mobile capabilities to reward our end-customers for their loyalty. Long-term, we plan to leverage these tools on a wider scale to continue to grow the Klein Tradesman Club.”

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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